Mail Stop 4561

April 30, 2009

Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

      Re: Autodesk, Inc.
            Form 10-K for Fiscal Year Ended January 31, 2009
            Filed March 20, 2009
            File No. 000-14338

Dear Mr. Bass:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 31

1.   We note your statement that you may record additional goodwill impairment charges should your revenue and cash flow projections decline significantly in the

future. In light of this uncertainty, please tell us what consideration you gave to providing quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350.

Liquidity and Capital Resources, page 45

2.   You indicate you drew on your U.S. line of credit during fiscal 2009 due to temporary differences between cash needs and cash availability in the U.S., and you indicate on page 35 that you expect cash flow from operating activities to be negative in the first quarter of fiscal 2010. In light of these statements, please tell us what consideration you gave to the disclosure requirements of FRC 501.03(a).

Item 8. Financial Statements and Supplementary Data

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 63

3.   We note you indicated on your earnings conference call held on November 20, 2009 that you had recently launched a program with Key Equipment Finance to offer customers financing consisting of deferred payment plus zero percent interest. Please tell us how you considered TPAs 5100.58 and .62 through .64 with respect to this program.

4.   Page 31 of your Form 10-K for the fiscal year ended January 31, 2008 indicated that reserves for partner incentive programs reduced both license revenues and maintenance revenues when earned. Please tell us what consideration you gave to addressing partner incentive programs in your revenue recognition policy in your current 10-K. As part of your response, tell us how you considered including your reserves for partner incentive programs in your schedule of valuation and qualifying accounts.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm

5.   We note your consent does not appear to reference an audit opinion date. Please amend your filing to include a consent that presents the appropriate report date.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant